Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ROCKET FUEL INC.

at

$2.60 Net Per Share

by

FUEL ACQUISITION CO.,

a wholly owned subsidiary of

SIZMEK INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF AUGUST 29, 2017, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of July 17, 2017 (the “Merger Agreement”), by and among Sizmek Inc., a Delaware corporation (“Parent”), Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Rocket Fuel Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $2.60 per Share, net to the seller in cash, without interest (the “Per Share Amount”), less any applicable deductions or withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in this offer to purchase dated August 2, 2017 (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser, the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On July 17, 2017, after careful consideration, the board of directors of the Company (the “Board of Directors” or the “Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and advisable, to enter into the Merger Agreement and consummate the Offer and the Merger (the “Transactions”) upon the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved the Merger Agreement and its execution and delivery by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as promptly as practicable following the time when Purchaser will (and Parent will cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the expiration of the Offer (as it may be extended as provided in the Merger Agreement) (the “Acceptance Time”); and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to expiration of the Offer in the event that any of the following conditions will not be satisfied prior to such expiration of the Offer:

(1)	the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the German Act against Restraints of Competition (“ARC”) will have expired or otherwise been terminated, and all requisite consents pursuant thereto (if any) will have been obtained;

(2)	prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the shares of common stock of the Company then owned by Parent and Purchaser (if any), represents in the aggregate at least one share more than fifty percent (50%) of the outstanding shares of common stock of the Company as of the expiration of the Offer (excluding shares of common stock of the Company tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary for the Offer pursuant to such procedures) (the “Minimum Condition”);

(3)	no governmental authority of competent jurisdiction will have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions that are in effect as of immediately prior to the expiration of the Offer, in each case that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger; and

(4)	the Merger Agreement will not have been terminated in accordance with its terms.

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

Purchaser, a wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $2.60 per Share, net to the seller in cash without interest (less any applicable withholding taxes or deductions required by applicable law), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share, of Rocket Fuel Inc., a Delaware corporation.

Price Offered Per Share	$2.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes or deductions required by applicable law.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of August 29, 2017, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek Inc., a Delaware corporation.

The Company’s Board of Directors Recommendation	The Board has unanimously recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my Shares?

Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek Inc., a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. Purchaser and Parent are affiliated with Vector Solomon Holdings (Cayman), L.P., a Cayman Islands limited partnership (“Solomon L.P.”), Vector Capital IV, L.P. (“VC IV”), and Vector Capital V, L.P. (“VC V” and together with Solomon L.P. and VC IV, “Vector Capital”). See the “Introduction,” Section 8—“Certain Information Concerning Parent and Purchaser” and Schedule I—“Directors and Executive Officers of Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser merge with and into the Company, with the Company as the surviving entity. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.60 per Share, net to you in cash, without interest and less any applicable withholding taxes or deductions required by applicable law. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on July 17, 2017 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

(1)	the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Merger pursuant to the HSR Act and the ARC will have expired or otherwise been terminated, and all requisite consents pursuant thereto (if any) will have been obtained;

(2)	the Minimum Condition will have been satisfied;

(3)	no governmental authority of competent jurisdiction will have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions that are in effect as of immediately prior to the expiration of the Offer, in each case that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger; and

(4)	the Merger Agreement will not have been terminated in accordance with its terms.

According to the Company, as of 5:00 p.m. Pacific Time on July 14, 2017, there were 46,969,168 Shares issued and outstanding and 6,759 shares of Company restricted stock outstanding. Assuming no additional Shares are issued after 5:00 p.m. Pacific Time on July 14, 2017, based on the Shares outstanding as of 5:00 p.m. Pacific Time on July 14, 2017 including shares of restricted stock outstanding (as of 5:00 p.m. Pacific Time on July 14, 2017), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals 23,487,964 Shares, which represents one (1) Share more than fifty percent (50%) of the shares of common stock of the Company outstanding as of 5:00 p.m. Pacific Time on July 14, 2017.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $125.5 million to purchase all of the issued and outstanding Shares in the Offer and consummate the Merger and the other transactions contemplated by the Merger Agreement. VC IV has provided to Parent an equity commitment equal to $125.5 million (subject to adjustments as described in the Equity Commitment Letter (as defined below)). Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitment, which will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and, together with the Company’s cash on hand at the closing of the Offer, all related fees and expenses. Funding of the Equity Financing (as defined in Section 9—“Source and Amount of Funds”) is subject to the satisfaction of various conditions set forth in the Equity Commitment Letter. Although VC IV has provided the equity commitment to Parent, Parent anticipates that VC V will be funding a portion or the entire amount of the Equity Financing at the closing of the Offer. Until VC V funds a portion or all of the Equity Financing, VC IV shall not be relieved of its obligations under the Equity Commitment Letter.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares;

•	Parent and Purchaser have received equity commitments in respect of funds, which will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	the Offer will not be subject to any financing condition; and

•	VC IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only VC IV’s commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of August 29, 2017 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three (3) Nasdaq trading days (as defined below). Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) Nasdaq trading day period. A “Nasdaq trading day” is any day on which shares are traded on the NASDAQ Stock Market (the “Nasdaq”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which will occur on or about August 30 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The date and time when the Merger becomes effective is referred to as the “Effective Time.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	if, as of the then-scheduled Expiration Time, any condition of the Offer is not satisfied and has not been waived, then Purchaser will, and Parent will cause it to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived; and

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer.

In any case, we will not be required to extend the Offer beyond January 17, 2018 (the “Termination Date”) or the date of valid termination of the Merger Agreement in accordance with its terms.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-Nasdaq-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Board. After careful consideration, the Board has unanimously:

•	determined that it is in the best interests of the Company and its stockholders, and advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement;

•	approved the Merger Agreement and its execution and delivery by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions in accordance with the DGCL, on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on the Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 17, 2017, the last Nasdaq trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on Nasdaq was $2.69 per Share. On August 1, 2017, the last Nasdaq trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $2.61 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain beneficial owners of Shares entered into a Tender and Support Agreement (the “Tender Agreement”) with Parent and Purchaser pursuant to which such stockholders agreed, among other things, to tender the Shares held by them into the Offer and, if necessary, to vote in favor of the Merger and any other matter contemplated by the Merger Agreement, upon the terms and subject to the conditions of such agreements. Collectively, the stockholders party to the Tender Agreement have ownership of 11,091,843 Shares, or approximately 24% of the outstanding Shares. The Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement or the occurrence of a Company Board Recommendation Change (as defined in the Merger Agreement).

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” (the “Tender Offer Conditions”) are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $2.60 in cash without interest, less any applicable withholding taxes or other deductions required by applicable law, as promptly as practicable following the receipt of an “agent’s message” in customary form. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my Company Options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Company equity plan (other than the ESPP, as defined below) (the “Company Options”). Pursuant to the Merger Agreement, immediately prior to the Effective Time:

(i) each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (including any Company Option that vests as of or immediately prior to the Effective Time pursuant to a management retention agreement between the equity award holder and the Company (such an agreement, an “MRA”), as the result of the holder’s qualifying termination of employment prior to the Effective Time) (each, a “Vested Company Option”) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) the amount of the Per Share Amount (less the exercise price per Share attributable to such Vested Company Option), multiplied by (B) the total number of Shares issuable upon exercise in full of such Vested Company Option (the “Vested Option Consideration”), which Vested Option Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement;

(ii) each outstanding Company Option (or portion thereof) that is not a Vested Company Option or an “MRA Award” (which means any Company Option or stock-based award that is not a Vested Company Option, an Accelerated Restricted Stock Award or a Vested RSU (each as defined below) and is otherwise eligible for acceleration of vesting pursuant to an MRA, excluding any Company RSU (as defined below) that was subject to performance-based vesting conditions as of the date of grant of such Company RSU) will vest with respect to an additional 25% of the total number of Shares originally subject to such Company Option (provided that is no event will the vesting of a Company Option accelerate as to more than 100% of such Company Option) (each, an “Accelerated Company Option”) and automatically be cancelled and converted into the right to receive the Vested Option Consideration, and any remaining unvested portion of such Company Option will be cancelled for no consideration; and

(iii) each outstanding Company Option (or portion thereof) that is an MRA Award and that is not a Vested Company Option (each, an “Unvested MRA Option”) will automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to (A) the amount of the Per Share Amount (less the exercise price per Share attributable to such Unvested MRA Option), multiplied by (B) the total number of Shares issuable upon exercise in full of such Unvested MRA Option (the “Unvested MRA Option Consideration”), with payment of such Unvested MRA Option Consideration to be made less applicable withholding for all required taxes. Each payment of Unvested MRA Option Consideration will continue to be governed by the same terms and conditions including the vesting schedule applicable to such Unvested MRA Option as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that Unvested MRA Option Consideration payments will be made on the last Business Day of the calendar quarter in which the Unvested MRA Option to which an Unvested MRA Option Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the date that is one year and one day following the Effective Time (such date, the “MRA Award Termination Date”), any Unvested MRA Option Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of Unvested MRA Option Consideration that such MRA Award holder would have received had the vesting of the Company Option pursuant to which the related Unvested MRA Option was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company Option (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the Unvested MRA Option Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an Unvested MRA Option fails to vest in any portion of his or her Unvested MRA Option Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

Notwithstanding anything to the contrary in the foregoing, any Company Option with respect to which the exercise price per Share subject thereto is greater than or equal to the Per Share Amount shall be cancelled for no consideration immediately prior to the Effective Time. From and after the Effective Time, no Vested Company Option, Accelerated Company Option and/or Unvested MRA Option shall be exercisable, and a Vested Company Option, Accelerated Company Option or Unvested MRA Option shall only entitle the holder thereof to the Vested Option Consideration or Unvested MRA Option Consideration, as applicable, provided in the Merger Agreement. See Section 11—“The Merger Agreement.”

What will happen to my Company Restricted Stock in the Offer?

The Offer is made only for Shares and is not made for any Shares that are issued and outstanding immediately prior to the Effective Time and are unvested (the “Company Restricted Stock”). Pursuant to the Merger Agreement, immediately prior to the Effective Time:

(i) each Company Restricted Stock award (or portion thereof) that is outstanding and is not an MRA Award will vest with respect to an additional 25% of the total number of Shares originally subject to such Company Restricted Stock award (provided that in no event will the vesting of a Company Restricted Stock award accelerate as to more than 100% of such Company Restricted Stock award) (each, an “Accelerated Restricted Stock Award”) and automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) the Per Share Amount, multiplied by (B) the number of Shares subject to such Accelerated Restricted Stock Award immediately prior to the Effective Time (the “Vested Restricted Stock Consideration”), which Vested Restricted Stock Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement;

(ii) each outstanding Company Restricted Stock award (or portion thereof) that is not an Accelerated Restricted Stock Award or an MRA Award will be cancelled for no consideration; and

(iii) each outstanding Company Restricted Stock award (or portion thereof) that is an MRA Award (each, an “MRA Restricted Stock Award”) will automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to (A) the Per Share Amount, multiplied by (B) the number of Shares subject to such MRA Restricted Stock Award immediately prior to the Effective Time (the “MRA Restricted Stock Consideration”), with payment of such MRA Restricted Stock Consideration to be made less applicable withholding for all required taxes. Each payment of MRA Restricted Stock Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such MRA Restricted Stock Award as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that MRA Restricted Stock Consideration payments will be made on the last Business Day of the calendar quarter in which the MRA Restricted Stock Award to which an MRA Restricted Stock Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any MRA Restricted Stock Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of MRA Restricted Stock Consideration that such MRA Award holder would have received had the vesting of the Company Restricted Stock award pursuant to which the related MRA Restricted Stock Award was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company Restricted Stock award (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the MRA Restricted Stock Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an MRA Restricted Stock Award fails to vest in any portion of his or her MRA Restricted Stock Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

From and after the Effective Time, a MRA Restricted Stock Award shall only entitle the holder thereof to the MRA Restricted Stock Consideration provided in the Merger Agreement. See Section 11—“The Merger Agreement.”

What will happen to my Company RSUs in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units granted under any Company stock plan (the “Company RSUs”). Pursuant to the Merger Agreement, immediately prior to the Effective Time:

(i) each Company RSU (or portion thereof), that is outstanding and vested as of immediately prior to the Effective Time (including any Company RSU that vests as of or immediately prior to the Effective Time (x) pursuant to an MRA, as the result of the holder’s qualifying termination of employment prior to the Effective Time, or (y) with respect to any Company RSU that was subject to performance-based vesting conditions as of the date of grant but is now subject to time-based vesting conditions only, pursuant to the applicable Company RSU agreement) (each, a “Vested RSU”) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) the Per Share Amount, multiplied by (B) the number of Shares subject to such Vested RSU immediately prior to the Effective Time (the “Vested RSU Consideration”), which Vested RSU Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement, and to the extent a Company RSU remains subject to performance conditions, the number of Shares subject to such Vested RSU will be determined based on actual performance in accordance with the existing terms of the applicable Company RSU agreement, and any Company RSUs for which the performance conditions are not satisfied as of immediately prior to the Effective Time (after taking into account any acceleration that would occur immediately prior to or upon the Effective Time) will be cancelled for no consideration, and, for the avoidance of doubt, will not accelerate as set forth in the following clause (ii);

(ii) each outstanding Company RSU (or portion thereof) that is not a Vested RSU or an MRA Award will vest with respect to an additional 25% of the total number of Shares originally subject to such Company RSU (provided that in no event will the vesting of a Company RSU accelerate as to more than 100% of such Company RSU) (each, an “Accelerated RSU”) and automatically be cancelled and converted into the right to receive the Vested RSU Consideration, and any remaining unvested portion of such Company RSU will be cancelled for no consideration; and

(iii) each outstanding Company RSU (or portion thereof) that is an MRA Award and that is not a Vested RSU (each, an “MRA Unvested RSU”) will automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to (A) the Per Share Amount, multiplied by (B) the number of Shares subject to such MRA Unvested RSU immediately prior to the Effective Time (the “MRA Unvested RSU Consideration”), with payment of such MRA Unvested RSU Consideration to be made less applicable withholding for all required taxes. Each payment of MRA Unvested RSU Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such MRA Unvested RSU as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that MRA Unvested RSU Consideration payments will be made on the last Business Day of the calendar quarter in which the MRA Unvested RSU to which an MRA Unvested RSU Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any MRA Unvested RSU Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of MRA Unvested RSU Consideration that such MRA Award holder would have received had the vesting of the Company RSU award pursuant to which the related MRA Unvested RSU was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company RSU award (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the MRA Unvested RSU Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an MRA Unvested RSU fails to vest in any portion of his or her MRA Unvested RSU Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

From and after the Effective Time, an MRA Unvested RSU shall only entitle the holder thereof to the MRA Unvested RSU Consideration provided in the Merger Agreement. See Section 11—“The Merger Agreement.”

What will happen to the 2013 Employee Stock Purchase Plan?

The Merger Agreement provides that, with respect to the Company’s 2013 Employee Stock Purchase Plan (as amended and restated on March 9, 2016, the “ESPP”), each individual participating in the offering period in progress on July 17, 2017 will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to July 17, 2017 or (ii) make separate non-payroll contributions to the ESPP on or following July 17, 2017 that have the effect of increasing his or her contribution rate in effect immediately prior to July 17, 2017, in each case, except as may be required by applicable law. No individual who is not participating in the ESPP as July 17, 2017 will be allowed to commence participation in the ESPP following July 17, 2017. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause any offering period that would otherwise be outstanding at the Effective Time to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further offering period will commence pursuant to the ESPP after July 17, 2017. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You should consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger, including the application and effect of any federal, state, local or non-United States income and other tax laws or tax treaties.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Okapi Partners LLC toll-free at (877) 785-6709 and banks and brokers may call Okapi Partners LLC at (212) 297-0720. Okapi Partners LLC is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek Inc., a Delaware corporation (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share, of Rocket Fuel Inc., a Delaware corporation (the “Company”), at a price of $2.60 per Share, net to the seller in cash, without interest (the “Per Share Amount”), less any applicable withholding taxes or other deductions required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, at the end of August 29, 2017, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 17, 2017, by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge, with the Company as the surviving corporation (the “Surviving Corporation”) in the Merger continuing as a wholly owned subsidiary of Parent. According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent, the Company (in the Company’s treasury) or any subsidiary of the Company, Parent or Purchaser, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount. Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of stock options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary, and Okapi Partners LLC, as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On July 17, 2017, after careful consideration, the board of directors of the Company (the “Board of Directors,” or the “Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and advisable, to enter into the Merger Agreement and consummate the Offer and the Merger (the “Transactions”) upon the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved the Merger Agreement and its execution and delivery by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver a number of conditions set forth in the Merger Agreement, including, among other things:

(1)	the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the German Act against Restraints of Competition (“ARC”) will have expired or otherwise been terminated, and all requisite consents pursuant thereto (if any) will have been obtained;

(2)	prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the shares of common stock of the Company then owned by Parent and Purchaser (if any), represents in the aggregate at least one (1) share more than fifty percent (50%) of the outstanding shares of common stock of the Company as of the expiration of the Offer (excluding shares of common stock of the Company tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary for the Offer pursuant to such procedures) (the “Minimum Condition”);

(3)	no governmental authority of competent jurisdiction will have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions that are in effect as of immediately prior to the expiration of the Offer, in each case that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger; and

(4)	the Merger Agreement will not have been terminated in accordance with its terms.

According to the Company, as of 5:00 p.m. Pacific Time on July 14, 2017, there were 46,969,168 Shares issued and outstanding and 6,759 shares of Company restricted stock outstanding. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares are issued after 5:00 p.m. Pacific Time on July 14, 2017, based on the Shares outstanding on 5:00 p.m. Pacific Time on July 14, 2017 (including shares of restricted stock outstanding as of 5:00 p.m. Pacific Time on July 14, 2017), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals 23,487,964 Shares, which represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of 5:00 p.m. Pacific Time on July 14, 2017.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of the Purchaser as of immediately prior to the Effective Time will be the officers of Surviving Corporation.

If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to cause the Merger to become effective as soon as practicable after consummation of the Offer, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, at the end of August 29, 2017, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond the Termination Date (January 17, 2018).

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) waive the following conditions: (A) the Minimum Condition; (B) the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Merger pursuant to the HSR Act and the ARC will have expired or otherwise been terminated, and all requisite consents pursuant thereto (if any) will have been obtained; (C) no governmental authority of competent jurisdiction will have enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer, or issued or granted any orders or injunctions that are in effect as of immediately prior to the expiration of the Offer, in each case that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger; and (D) the Merger Agreement will not have been terminated in accordance with its term, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer; (B) decreases the consideration in the Offer or the number of Shares sought in the Offer; (C) extends the Offer, except pursuant to and in accordance with the Merger Agreement; (D) imposes additional conditions to the Offer; or (E) is adverse to the Company Stockholders.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer. If, as of the then-scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived.

In any case, we will not be required to extend the Offer beyond the Termination Date or the date of valid termination of the Merger Agreement in accordance with its terms.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the

Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. We understand that in the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days is generally required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the Tender Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository

Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the above listed items are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered before the announcement of the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information on an applicable IRS Form W-8 submitted by a non-United States Holder (as defined below) that is disclosed to the United States Internal Revenue Service (“IRS”) by the Depositary may be disclosed to the local tax authorities of the non-United States Holder’s jurisdiction of residence under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the IRS a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount with respect to Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each exempt United States Holder should submit a properly completed IRS Form W-9, including the “Exemptions” portion thereof. Each non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after October 1, 2017, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,”

any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after October 1, 2017, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of the Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through or disregarded entity (or an investor in a partnership, S corporation or other pass-through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, conversion or other integrated or risk reduction transaction, or that is deemed to sell Shares pursuant to the constructive sale provisions of the Code;

•	a person that holds the Shares as “qualified small business stock” pursuant to Section 1202 of the Code;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any holder of Shares that entered into the Tender Agreement as part of the transactions described in this Offer to Purchase;

•	any person who owns, or is deemed to own, more than 5% of Company common stock (except to the extent specifically set forth below);

•	any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to stock options or restricted stock units that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger. This discussion also does not address the tax consequences arising from the Medicare tax on net investment income.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares other than a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is not a United States Holder or a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case such gain generally will be subject to United States federal income tax at rates generally applicable to United States persons, and, if the non-United States Holder is a corporation, will be included in the corporation’s effectively connected earnings and profits and generally subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year; or

•	the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (“USRPHC”), at any time within the shorter of the five-year period preceding the Merger or such non-United States Holder’s holding period with respect to the applicable shares of common stock and such non-United States Holder owns directly, or is deemed to own pursuant to attribution rules, more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to United States federal income tax at rates generally applicable to United States persons (as described in the first bullet point above), except that the branch profits tax will not apply. Non-United States Holders that actually or constructively own more than 5% of the Company’s common stock should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws or under any tax treaties.

6. Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq under the symbol “FUEL.” The Shares have been listed on the Nasdaq since September 9, 2013. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the Nasdaq since January 1, 2015.

	High	Low
Year Ended December 31, 2015:
First Quarter	$16.82	$9.05
Second Quarter	$9.66	$7.53
Third Quarter	$8.28	$4.41
Fourth Quarter	$5.60	$2.80
Year Ended December 31, 2016:
First Quarter	$4.10	$2.61
Second Quarter	$3.20	$2.09
Third Quarter	$3.48	$2.15
Fourth Quarter	$2.90	$1.70
Year Ending December 31, 2017:
First Quarter	$5.48	$1.72
Second Quarter	$5.90	$2.54
Third Quarter (through August 1, 2017)	$2.84	$2.60

On July 17, 2017, the last Nasdaq trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on the Nasdaq was $2.69 per Share; therefore, the Per Share Amount of $2.60 per Share represents a discount of approximately 3.3% to such price. On August 1, 2017, the last practible Nasdaq trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the Nasdaq was $2.61 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 2000 Seaport Blvd., Suite 400, Redwood City, CA 94063. The Company’s telephone number at its corporate headquarters is (650) 595-1300. The Company is a technology company that brings the power of machine learning to the world of digital marketing, offering a Predictive Marketing Platform designed to help marketers and their agencies connect with consumers through digital media at moments when that connection is most likely to be influential and most likely to achieve the advertiser’s objectives.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at www.rocketfuel.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 500 West Fifth Street, Suite 900 Austin, Texas 78701. Parent was formed on November 14, 2013 and is a privately held company. Parent is a leading people-based creative optimization and data activation platform. Parent’s integrated solutions enable agencies and brands to create advertising experiences that cultivate deeper relationships and drive campaign performance around the world. Its revenues are principally derived from services related to online advertising.

Purchaser is a Delaware corporation with its principal executive offices located at 500 West Fifth Street, Suite 900 Austin, Texas 78701. The telephone number of Purchaser is 512-469-5900. Purchaser was formed on July 13, 2017, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing (as described below in Section 9—“Sources of Funds”) in connection with the Offer and the Merger. Purchaser has no assets other than cash in a de minimis amount and its contractual rights and obligations related to the Merger Agreement and the Equity Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent, which is affiliated with Vector Capital IV, L.P (“VC IV”), Vector Capital V, L.P. (“VC V”) and Vector Solomon Holdings (Cayman), L.P. (“Solomon L.P.”). VC IV has provided to Parent an equity commitment equal to $125,500,000. See Section 9—“Source and Amount of Funds.” Although VC IV has provided the equity commitment, Parent anticipates that VC V will be funding a portion or all of the amount of the Equity Financing at the closing of the Offer. Until VC V funds a portion or all of the Equity, VC IV shall not be relieved of its obligations under the Equity Commitment Letter with respect to the portion of the Equity Financing that has not been funded. See Section 9 “Source and Amount of Funds.” After giving effect to the Offer and the Merger, Parent and the Surviving Corporation will be affiliated with VC IV, VC V and Solomon L.P. We refer to Purchaser, Parent, VC IV, VC V and Solomon L.P., collectively, as the “Participant Group.”

The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, VC IV, VC V, Solomon L.P. and the Company. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement, the Tender Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

Equity Financing. Parent has received an equity commitment letter from VC IV (“Equity Commitment Letter”), pursuant to which VC IV has committed to contribute to Parent an amount equal to $125,500,000 for the purpose of funding, and to the extent necessary to fund, the aggregate Per Share Amount, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement.

We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or written waiver by Parent, of all conditions of the Offer in the Merger Agreement as of the Expiration Time in accordance with its terms (see Section 11—“The Merger Agreement”), and (ii) the substantially contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the Acceptance Time in accordance with the terms of the Merger Agreement. Although VC IV has provided the equity commitment to Parent, Parent anticipates that VC V will be funding a portion or the entire amount of the Equity Financing at the closing of the Offer. Until VC V funds a portion or all of the Equity Financing, VC IV shall not be relieved of its obligations under the Equity Commitment Letter.

The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Purchaser to cause, or to directly cause, VC IV to fund, directly or indirectly, the Equity Financing as, and only to the extent provided in the Equity Commitment Letter.

The obligation of VC IV to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with the terms thereof, (ii) the date as of which VC IV or its assigns funds to Parent an amount equal to the commitment under the Equity Commitment Letter in accordance with and in full satisfaction of its obligations under the terms thereof to the extent not revoked, rescinded or returned, or (iii) the date on which any claim is brought by the Company under, or legal proceeding is initiated by the Company against, VC IV or any Affiliate thereof in connection with the Equity Commitment Letter, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto, other than (x) claims by the Company against Parent or Purchaser under and in accordance with the Merger Agreement (“Merger Agreement Claims”), (y) claims by the Company under the confidentiality agreement between the Company and Vector Capital Management L.P. (“NDA Claims”) and (z) to the extent (but only to the extent) that the Company is expressly entitled under the Merger Agreement or the Equity Commitment Letter to cause Parent to enforce the Equity Commitment Letter in accordance with its terms, claims by the Company against Parent or VC IV seeking to enforce the Equity Commitment Letter in accordance with its terms and subject to the limitations in the Merger Agreement (“Equity Commitment Claims”), unless such claim or legal proceeding is withdrawn by the applicable person prior to the imposition of any award, order or declaration by any governmental authority or the incurrence of any loss by VC IV or its Affiliates related to the claim or legal proceeding and within five (5) business days of written notice from VC IV or its Affiliates that such claim or legal proceeding would cause the termination of this letter due to it not being a Merger Agreement Claim, NDA Claim or Equity Commitment Claim.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Debt Financing. VC IV’s equity commitment is subject to reduction on a dollar for dollar basis by the amount of any third party financing obtained by Parent or its affiliates prior to the Acceptance Time provided that such third party financing is actually funded. Parent may obtain debt financing, including term loans, but neither the Offer nor the Merger is subject to any financing condition or financing proceeds condition.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of the participation of VC IV (referred to in this Section 10 as “Vector”) and Sizmek in a process with the Company that led to the signing of the Merger Agreement. For a review of the

Company’s activities relating to that process, including its activities regarding other parties, you are referred to the Schedule 14D-9 that will be mailed to stockholders.

Vector engages in discussions with regard to potential transactions of public and private technology companies, including transactions involving its portfolio companies, both in response to company-initiated processes as well as proactively independent of existing sale processes. Vector is well-known by financial advisors to technology companies as a potential acquirer.

On December 2, 2016, Randy Wootton, the Company’s chief executive officer, met with representatives of Vector at their request. During this meeting, the representatives of Vector expressed interest in acquiring the Company, but did not propose a price for an acquisition. Mr. Wootton informed the representatives of Vector that the Company was currently pursuing its standalone strategy.

On January 5, 2017, a senior representative of Vector met with Mr. Wootton and informally reiterated Vector’s interest in acquiring the Company. As before, the representative of Vector did not propose a price for this acquisition.

On February 14, 2017, a senior representative of Vector informed Mr. Wootton that Vector would submit an unsolicited proposal to acquire all of Rocket Fuel later that week.

On February 17, 2017, Sizmek, as an affiliate of Vector, proposed to acquire all of the Company for $3.40 per share of Common Stock.

On March 22, 2017, Vector (on behalf of Sizmek) entered into a confidentiality agreement with the Company. This confidentiality agreement included a customary standstill provision that permits Vector to make non-public acquisition proposals to the Company.

On April 24, 2017, Sizmek submitted a revised preliminary, non-binding indication of interest to acquire all of the Company for $4.00 to $5.25 per share of Common Stock. Sizmek’s proposal included a request that the Company agree to negotiate exclusively with Sizmek for five weeks.

During the week of May 1, 2017, Sizmek commenced its due diligence review of the Company.

On May 12, 2017, Sizmek received a letter from the Company instructing it to submit a revised proposal to acquire all of the Company by May 22, 2017.

On May 13, 2017, Sizmek was provided with a draft merger agreement. Later that day, Sizmek notified Needham that it will require a few additional days following May 22, 2017 to conduct additional due diligence before submitting its revised proposal.

On May 25, 2017, Sizmek submitted a revised preliminary, non-binding indication of interest to acquire all of the Company for $3.50 to $3.80 per share of Common Stock. Sizmek stated that the Company’s revenue and profitability underperformance relative to the Company’s plan necessitated the lower purchase price. The proposal stated that Sizmek would converge on the final price shortly after the completion of additional diligence, including customer calls. It also included preliminary reactions from Sizmek on certain key terms of the Merger Agreement. Sizmek requested that the Company agree to negotiate exclusively with Sizmek for three to four weeks.

On June 2, 2017, Sizmek submitted a revised preliminary, non-binding indication of interest. Sizmek proposed to acquire all of the Company for $3.50 to $4.00 per share of Common Stock. Sizmek stated its goal was to work toward a price of $4.00 per share. Sizmek’s proposal included a request that the Company agree to negotiate exclusively with Sizmek for at least three weeks.

Later on June 3, 2017, representatives of Needham & Company proposed to Sizmek that if Sizmek agreed to work toward a price of $4.00 per share of Common Stock to acquire all of the Company, then Sizmek would be permitted to conduct additional due diligence. If Sizmek was unable to make an acquisition proposal at $4.00 per share of Common Stock after completing due diligence, then Sizmek would promptly inform the Company and the Company would be released from any obligation to negotiate exclusively with Sizmek. Sizmek accepted this proposal.

On June 6, 2017, the Company and Sizmek entered into an exclusivity agreement obligating the Company to negotiate exclusively with Sizmek through June 20, 2017. The exclusivity period could be extended to June 27, 2017, if the Company determined that Sizmek was diligently proceeding with pursuing a transaction.

On June 7, 2017, representatives of each of Wilson Sonsini and Kirkland & Ellis LLP, counsel to Sizmek, which is referred to as “Kirkland,” discussed Sizmek’s preliminary comments to the draft Merger Agreement, which included Sizmek’s expectation that entities affiliated with Mr. Ericson and Richard Frankel would enter into the Tender and Support Agreement. Together, these entities hold approximately 24% of the Common Stock.

Later on June 20, 2017, the Company’s management provided Sizmek with a revised forecast of the Company’s financial and operational performance for 2017. Within hours of receiving this information, representatives of Sizmek informed members of the Company management that the forecasted decreases in net revenue and Adjusted EBITDA made it impossible for Sizmek to offer a price of $4.00 per share of Common Stock.

On June 27, 2017, Sizmek submitted a revised non-binding indication of interest to acquire all of the Company for $2.50 per share of Common Stock. Sizmek stated that the rapid deterioration in the Company’s forecasted financial and operational performance necessitated the lower purchase price.

At the end of the day on June 27, 2017, the exclusivity agreement with Sizmek expired.

On July 3, 2017, following negotiations with members of the Company’s management (including Mr. Wootton) with the participation of representatives of Needham & Company, Sizmek agreed to increase its proposal to acquire all of the Company to $2.60 per share of Common Stock. Sizmek also agreed to allow the Company to affirmatively solicit alternative transactions for 30 days following entry into the Merger Agreement. Sizmek indicated that this was its best and final offer.

Later on July 5, 2017, representatives of Kirkland, on behalf of Sizmek, informed representatives of Wilson Sonsini, on behalf of the Company, that Sizmek’s proposal was conditioned on the Company agreeing to negotiate exclusively with Sizmek through July 13, 2017. The exclusivity period could be extended to July 17, 2017, if the Company determined that Sizmek was diligently proceeding with pursuing a transaction. After discussion, Kirkland, on behalf of Sizmek, agreed to shorten the extension period from July 17, 2017 to July 16, 2017.

Between July 6, 2017, and July 17, 2017, representatives of the Company, on the one hand, and representatives of Sizmek, on the other hand, negotiated the Merger Agreement. As part of these negotiations, the Company sought, and was successful in obtaining, Sizmek’s agreement that (1) the Company could terminate the Merger Agreement and pay the termination fee if a transaction to acquire Media Services or more than 50% of the Common Stock or of the Company’s business or assets was determined by the Board to be superior to the transaction with Sizmek; (2) affiliates of Vector would make an equity commitment to fund up to the full amount of the consideration payable to the Company’s stockholders in connection with the acquisition; and (3) the Company would be entitled to specifically enforce Sizmek’s and Vector’s obligations under the Merger Agreement.

Later on July 7, 2017, the Company and Sizmek entered into an exclusivity agreement obligating the Company to negotiate exclusively with Sizmek until July 13, 2017. The exclusivity period could be extended to July 16, 2017, if the Company determined that Sizmek was diligently proceeding with pursuing a transaction. The extension period was later extended until the signing of the Merger Agreement on July 17, 2017.

On July 11, 2017, Kirkland provided a draft of the Tender and Support Agreement for entry with entities affiliated with Mohr Davidow Ventures and Richard Frankel. After reviewing the Tender and Support Agreement, Mohr Davidow Ventures expressed reluctance about being obligated to tender its shares of Common Stock into the Offer. When informed of this reluctance, representatives of Kirkland, on behalf of Sizmek, stated that Sizmek would not proceed with the acquisition of the Company without Mohr Davidow Ventures signing the Tender and Support Agreement. After Mohr Davidow Ventures was informed of Sizmek’s position, it agreed to tender its shares of Common Stock into the Offer. Later in the week of July 11, 2017, the parties negotiated the terms of the Tender and Support Agreement.

On July 17, 2017, Sizmek and the Company finalized and executed the Merger Agreement.

On July 18, 2017, prior to the opening of trading of the Common Stock on Nasdaq, each of the Company and Sizmek publicly announced the signing of the Merger Agreement.

On August 2, 2017, Sizmek and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between the Company, Sizmek and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Sources and Amount of Funds,” and Section 11—“The Merger Agreement.”

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this Section 11 will have the respective meanings given to them in this Offer to Purchase. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will and Parent will cause Purchaser to, promptly following the date of the Merger Agreement, commence the Offer to purchase all of the Shares (it being understood that the parties to the Merger Agreement will use their respective reasonable best efforts to commence the Offer within ten (10) business days after the date of the Merger Agreement), at a price per share equal to the Per Share Amount, and that, subject only to the satisfaction, or waiver by Purchaser or Parent, of the Tender Offer Conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time. The initial expiration date of the Offer will be 12:00 midnight, New York City time, at the end of August 29, 2017.

Terms and Conditions of the Offer. The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15—“Certain Conditions of the Offer”. The Tender Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition at any time and from time to time, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not (i) waive the waiting periods under the HSR Act and the ARC, (ii) waive or change the Minimum Condition, (iii) waive the condition of no law or order being in effect that has the effect of prohibiting the consummation of the Offer or the Merger, (iv) waive the condition that the Merger Agreement will not have been terminated in accordance with its terms, (v) change the form of consideration to be paid in the Offer, (vi) decrease the consideration in the Offer or the number of Shares sought in the Offer, (viii) impose additional conditions to the Offer or otherwise amend or modify any of the conditions to the Offer or terms of the Offer in a manner that is adverse to the beneficial owners of Shares, or (vii) extend the expiration date of the Offer except as otherwise provided in the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer. If, as of the then-scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived.

In any case, Purchaser will not be required to extend the Offer beyond the Termination Date or the valid termination of the Merger Agreement in accordance with its terms.

The Merger Agreement provides that Purchaser may not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except for a valid termination of the Merger Agreement in accordance with its terms. Following any valid termination of the Merger Agreement in accordance with its terms, Purchaser will (and Parent will cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of the Merger Agreement.

Recommendation

The Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and advisable, to enter into the Merger Agreement and consummate the Offer and the Merger (the “Transactions”) upon the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved the Merger Agreement and its execution and delivery by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions in accordance with the DGCL, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company’s Board of Directors

The Parties will take all necessary actions so that at the Effective Time, the initial directors of the Surviving Corporation will be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, two stockholders of the Company, MDV IX, L.P. and Martha M. Conway & Richard A Frankel TR UA 03/13/09 Conway Frankel Family Trust, have entered into a Tender and Support Agreement (the “Tender Agreement”) with Parent and Purchaser pursuant to which such parties agreed, among other things, to (i) tender into the Offer all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than ten (10) business days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests (or interests convertible or exchangeable into equity interests) in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Tender Agreement or Merger Agreement, (iii) to vote such stockholder’s Shares in support of the Merger and Transactions at every stockholders’ meeting before the termination of the Tender Agreement, (iv) to vote against any (a) Acquisition Proposal or (b) action or agreement that would reasonably be expected to result in a breach of the Merger Agreement by the Company or result in a breach of any covenant, representation or warranty or any other obligation or agreement of such stockholder under the Tender Agreement, and (v) from and after the expiration of the Transaction Solicitation Period, not to (a) solicit, initiate or knowingly facilitate or encourage any proposals or inquiries that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (b) engage, continue or participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal, or (c) furnish any confidential information relating to the Company to any third party with respect to inquiries regarding an Acquisition Proposal, except as permitted by the Merger Agreement.

Each Tender Agreement will terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date the Offer shall have terminated or the expired, in each case without acceptance for payment of the Shares subject to the Tender Agreement pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholders party thereto pursuant to the Merger Agreement as in effect on the date of the Tender Agreement, (v) the date that the Board (or a committee thereof) shall have effected a Company Board Recommendation Change pursuant to and in accordance with the Merger Agreement, and (vi) the mutual written consent of Parent, Purchaser and the stockholder party thereto. Collectively, the stockholders party to the Tender Agreement have ownership of 11,091,843 Shares, or approximately 24% of the outstanding Shares.

The Merger

The Merger Agreement provides that, following completion of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time: (1) Purchaser will be merged with and into the Company, with the Company becoming a wholly owned direct subsidiary of Parent; and (2) the separate corporate existence of Purchaser will thereupon cease. From and after the Effective Time, the Surviving Corporation will possess all properties, rights, privileges, powers and franchises of the Company and Purchaser, and all of the debts, liabilities and duties of the Company and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

The parties will take all necessary action to ensure that, effective as of, and immediately following, the Effective Time, the board of directors of the Surviving Corporation will consist of the directors of Purchaser at the Effective Time, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified. From and after the Effective Time, the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation, until their successors are duly appointed. At the Effective Time, the certificate of incorporation of the Company as the Surviving Corporation will be amended to read substantially identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, until thereafter amended.

Closing and Effective Time

The closing of the Merger will take place no later than the second business day following the satisfaction or waiver of all conditions to closing of the Merger (other than those conditions to be satisfied at the closing of the Merger) or such other time agreed to in writing by Parent, the Company and Purchaser. Concurrently with the closing of the Merger, the parties will file a certificate of merger with the Secretary of State for the State of Delaware as provided under the DGCL. The Merger will become effective upon the filing of the certificate of merger, or at such later time as is agreed by the parties and specified in the certificate of merger.

Merger Consideration

Common Stock. At the Effective Time, and without any action required by any stockholder, each share of common stock (other than Shares held by the Company as treasury stock, owned by Parent or Purchaser; owned by any direct or indirect wholly owned subsidiary of the Company, Parent or Purchase as of immediately prior to the Effective Time and dissenting stock), which include, for example, shares of common stock owned by stockholders who have properly and validly exercised their statutory rights of appraisal under Section 262 of the DGCL, outstanding as of immediately prior to the Effective Time will be cancelled and extinguished, and automatically converted into the right to receive the Per Share Amount, without interest thereon and less any applicable withholding taxes.

Exchange and Payment Procedures

Prior to the Acceptance Time, Parent will designate a bank or trust company reasonably satisfactory to the Company (the “Payment Agent”) to make payments (1) of the Per Share Amount to stockholders that tender into the Offer; and (2) of the merger consideration to stockholders that do not tender into the Offer. At or prior to the Effective Time, Parent will deposit or cause to be deposited with the Payment Agent cash sufficient to pay the aggregate Per Share Amount to stockholders with respect to all shares of common stock (other than Shares held by the Company as treasury stock, owned by Parent or Purchaser, owned by any direct or indirect wholly owned subsidiary of the Company, Parent or Purchase as of immediately prior to the Effective Time, and dissenting stock). Promptly following the Effective Time (and in any event within three business days), the Payment Agent will send to each holder of record of shares of common stock of the Company for payment of the Per Share Amount in exchange for such holder’s book-entry shares. The Per Share Amount paid to stockholders may be reduced by any applicable withholding taxes.

If any cash held by the Payment Agent remains undistributed on the date that is one year after the Effective Time, such cash will be returned to Parent, upon demand, and any holders of common stock who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to Parent as general creditor for payment of the Per Share Amount.

Merger Closing Conditions. The respective obligations of each of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (whether temporary, preliminary or permanent) preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal shall be in effect; and

•	Purchaser will have accepted for payment all Shares that are validly tendered and not withdrawn pursuant to the Offer.

Treatment of Equity Awards.

Company Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time and in accordance with the existing terms of the Company stock plans:

(i) each Vested Company Option will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Vested Option Consideration, which Vested Option Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement;

(ii) each Accelerated Company Option will automatically be cancelled and converted into the right to receive the Vested Option Consideration, and any remaining unvested portion of such Company Option will be cancelled for no consideration, without any action on the part of Parent, Purchaser, the Company or the holder thereof; and

(iii) each Unvested MRA Option will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to the Unvested MRA Option Consideration, with payment of such Unvested MRA Option Consideration to be made less applicable withholding for all required taxes. Each payment of Unvested MRA Option Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such Unvested MRA Option as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that Unvested MRA Option Consideration payments will be made on the last Business Day of the calendar quarter in which the Unvested MRA Option to which an Unvested MRA Option Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any Unvested MRA Option Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of Unvested MRA Option Consideration that such MRA Award holder would have received had the vesting of the Company Option pursuant to which the related Unvested MRA Option was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company Option (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the Unvested MRA Option Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an Unvested MRA Option fails to vest in any portion of his or her Unvested MRA Option Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

Notwithstanding anything to the contrary in the foregoing, any Company Option with respect to which the exercise price per Share subject thereto is greater than or equal to the Per Share Amount shall be cancelled for no consideration immediately prior to the Effective Time, without any action on the part of Parent, Purchaser, the Company or the holder thereof. From and after the Effective Time, no Vested Company Option, Accelerated Company Option and/or Unvested MRA Option shall be exercisable, and a Vested Company Option, Accelerated Company Option or Unvested MRA Option shall only entitle the holder thereof to the Vested Option Consideration or Unvested MRA Option Consideration, as applicable, provided in the Merger Agreement. Each Unvested MRA Option Consideration payment is intended to be a separate “payment” for purposes of Section 409A of the Code and comply with or be exempt from Section 409A of the Code, and any ambiguities will be interpreted in a manner intended to maintain such exemption from or compliance with Section 409A of the Code.

Company Restricted Stock. Pursuant to the Merger Agreement, immediately prior to the Effective Time and in accordance with the existing terms of the Company stock plans:

(i) each Accelerated Restricted Stock Award will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Vested Restricted Stock Consideration, which Vested Restricted Stock Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement;

(ii) each outstanding Company Restricted Stock award (or portion thereof) that is not an Accelerated Restricted Stock Award or an MRA Award will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, be cancelled for no consideration; and

(iii) each MRA Restricted Stock Award will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to the MRA Restricted Stock Consideration, with payment of such MRA Restricted Stock Consideration to be made less applicable withholding for all required taxes. Each payment of MRA Restricted Stock Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such MRA Restricted Stock Award as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that MRA Restricted Stock Consideration payments will be made on the last Business Day of the calendar quarter in which the MRA Restricted Stock Award to which an MRA Restricted Stock Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any MRA Restricted Stock Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of MRA Restricted Stock Consideration that such MRA Award holder would have received had the vesting of the Company Restricted Stock award pursuant to which the related MRA Restricted Stock Award was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company Restricted Stock award (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the MRA Restricted Stock Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an MRA Restricted Stock Award fails to vest in any portion of his or her MRA Restricted Stock Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

From and after the Effective Time, a MRA Restricted Stock Award shall only entitle the holder thereof to the MRA Restricted Stock Consideration provided in the Merger Agreement. Each MRA Restricted Stock Consideration payment is intended to be a separate “payment” for purposes of Section 409A of the Code and comply with or be exempt from Section 409A of the Code, and any ambiguities will be interpreted in a manner intended to maintain such exemption from or compliance with Section 409A of the Code.

Company RSUs. Pursuant to the Merger Agreement, immediately prior to the Effective Time and in accordance with the existing terms of the Company stock plans:

(i) each Vested RSU will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Vested RSU Consideration, which Vested RSU Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement, and to the extent a Company RSU remains subject to performance conditions, the number of Shares subject to such Vested RSU will be determined based on actual performance in accordance with the existing terms of the applicable Company RSU agreement, and any Company RSUs for which the performance conditions are not satisfied as of immediately prior to the

Effective Time (after taking into account any acceleration that would occur immediately prior to or upon the Effective Time) will be cancelled for no consideration, without any action on the part of Parent, Purchaser, the Company or the holder thereof, and, for the avoidance of doubt, will not accelerate as set forth in the following clause (ii);

(ii) each Accelerated RSU will accelerate as to more than one hundred percent (100%) of such Company RSU) and automatically be cancelled and converted into the right to receive the Vested RSU Consideration, and any remaining unvested portion of such Company RSU will be cancelled for no consideration, without any action on the part of Parent, Purchaser, the Company or the holder thereof; and

(iii) each MRA Unvested RSU will, without any action on the part of Parent, Purchaser, the Company or the holder thereof, automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to the MRA Unvested RSU Consideration, with payment of such MRA Unvested RSU Consideration to be made less applicable withholding for all required taxes. Each payment of MRA Unvested RSU Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such MRA Unvested RSU as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder’s MRA, except as modified by the following sentence, provided that MRA Unvested RSU Consideration payments will be made on the last Business Day of the calendar quarter in which the MRA Unvested RSU to which an MRA Unvested RSU Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any MRA Unvested RSU Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the Surviving Corporation or its Affiliates but has not received the amount of MRA Unvested RSU Consideration that such MRA Award holder would have received had the vesting of the Company RSU award pursuant to which the related MRA Unvested RSU was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of Shares originally subject to such Company RSU award (or if, less, the total number of Shares that remained unvested as of the Effective Time), the portion of the MRA Unvested RSU Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. For the avoidance of any doubt, if a holder of an MRA Unvested RSU fails to vest in any portion of his or her MRA Unvested RSU Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Parent and forfeited by such holder for no consideration.

From and after the Effective Time, a MRA Unvested RSU shall only entitle the holder thereof to the MRA Unvested RSU Consideration provided in the Merger Agreement. Each MRA Unvested RSU Consideration payment made is intended to be a separate “payment” for purposes of Section 409A of the Code and comply with or be exempt from Section 409A of the Code, and any ambiguities will be interpreted in a manner intended to maintain such exemption from or compliance with Section 409A of the Code.

Treatment of the 2013 Employee Stock Purchase Plan

The Merger Agreement provides that, with respect to the ESPP each individual participating in the Offering Period (as defined in the ESPP) in progress on the date of the Merger Agreement will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to the date of the Merger Agreement, or (ii) make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement that have the effect of increasing his or her contribution rate in effect immediately prior to the date of the Merger Agreement, in each case, except as may be required by applicable law. No individual who is not participating in the ESPP as of the date of the Merger Agreement will be allowed to commence participation in the ESPP following the date of the Merger Agreement. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering Period that would otherwise be outstanding at the Effective Time to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Offering Period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further Offering Period will commence pursuant to the ESPP after the date of the Merger Agreement. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means, with respect to the Company, any change, event, violation, inaccuracy, effect or circumstance that, individually or in the aggregate exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect (1) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole or (2) would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger, except that, with respect to clause (1) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

•	changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	changes in conditions in the industries in which the Company and its subsidiaries conduct business (to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	changes in regulatory, legislative or political conditions in the United States or any other country or region in the world (except to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world (to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world (except to the extent of any incremental disproportionate effect on the Company relative to other companies of similar size operating in the industries in which the Company and its subsidiaries conduct business);

•	any change, event, violation, inaccuracy, effect or circumstance resulting from the public announcement of the Merger Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its subsidiaries with employees, suppliers, customers, partners, vendors, governmental authorities or any other third person;

•	the compliance by Parent, Purchaser or the Company with the terms of the Merger Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement;

•	any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including via email) following the date of the Merger Agreement;

•	changes or proposed changes in GAAP or other accounting standards or in any applicable law (or the enforcement or interpretation of any of the foregoing) or changes in the regulatory accounting requirements applicable to any industry in which the Company and its subsidiaries operate;

•	changes in the price or trading volume of the Shares, in each case, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•	any failure, in and of itself, by the Company and its subsidiaries to meet (1) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•	the availability or cost of equity, debt or other financing to Parent or Purchaser;

•	any transaction litigation or other legal proceeding threatened, made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Board of Directors arising out of the Merger or any other transaction contemplated by the Merger Agreement; and

•	any matters expressly disclosed in the confidential disclosure letter to the Merger Agreement.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into and perform the Merger Agreement, the enforceability of the Merger Agreement and the absence of conflicts with laws, the Company’s organizational documents and the Company’s contracts;

•	the organizational documents of the Company and specified subsidiaries;

•	the necessary approval of the Board of Directors;

•	the rendering of Needham & Company LLC’s fairness opinion to the Board of Directors;

•	the inapplicability of anti-takeover statutes to the Merger;

•	the absence of any required consent of holders of voting interests in the Company;

•	the absence of any conflict or violation of any organizational documents, existing contracts, applicable laws to the Company or its subsidiaries or the resulting creation of any lien upon the Company’s assets due to the performance of the Merger Agreement;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•	the capital structure of the Company as well as the ownership and capital structure of its subsidiaries;

•	the absence of any undisclosed exchangeable security, option, warrant or other right convertible into common stock of the Company or any of the Company’s subsidiaries;

•	the absence of any contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of the Company’s securities;

•	the accuracy and required filings of the Company’s SEC filings and financial statements;

•	the Company’s financial statements;

•	the Company’s disclosure controls and procedures;

•	the Company’s internal accounting controls and procedures;

•	the Company’s and its subsidiaries’ indebtedness;

•	the absence of specified undisclosed liabilities;

•	the conduct of the business of the Company and its subsidiaries in the ordinary course since January 1, 2017, and the absence of any Company Material Adverse Effect since December 31, 2016;

•	the validity and binding nature of specified categories of the Company’s material contracts, and any notices with respect to termination or intent not to renew those material contracts therefrom;

•	real property leased or subleased by the Company and its subsidiaries;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	the Company’s compliance with laws and possession of necessary permits;

•	litigation matters;

•	insurance matters;

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person;

•	payment of fees to brokers in connection with the Merger Agreement;

•	export controls matters and anti-corruption compliance matters; and

•	the exclusivity and terms of the representations and warranties made by Parent and Purchaser.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Purchaser and availability of these documents;

•	Parent’s and Purchaser’s corporate authority to enter into and perform the Merger Agreement, the enforceability of the Merger Agreement and the absence of conflicts with laws, Parent’s or Purchaser’s organizational documents and Parent’s or Purchaser’s contracts;

•	the absence of any conflict or violation of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon Parent or Purchaser’s assets due to the performance of the Merger Agreement;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	litigation matters;

•	ownership of capital stock of the Company;

•	payment of fees to brokers in connection with the Merger Agreement;

•	the absence of any required consent of holders of voting interests in Parent;

•	matters with respect to Parent’s financing and sufficiency of funds, including pursuant to the Equity Commitment Letter;

•	the absence of agreements between Parent and members of the Board of Directors or the Company management;

•	the absence of any stockholder or management arrangements related to the Merger; and

•	the exclusivity and terms of the representations and warranties made by the Company.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of the Business of the Company

The Merger Agreement provides that from the date of the execution and delivery of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, the Company will, and will cause each of its subsidiaries to use its commercially reasonable efforts to:

•	maintain its existence in good standing pursuant to applicable law;

•	conduct its business and operations in the ordinary course of business, subject to the terms of the Merger Agreement;

•	keep available the services of its current officers and key employees;

preserve intact its material assets, properties, contracts and business organizations; and

•	preserve the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other persons with whom the company or any of its subsidiaries has business relation.

The Company has also agreed that, except (i) as expressly contemplated by the Merger Agreement or as set forth in the Company disclosure schedule to the Merger Agreement, (ii) as approved (which approval will not be unreasonably withheld, conditioned or delayed) by Parent, during the period of time between the date of the delivery and execution of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, the Company will not, and will not permit any of its subsidiaries to:

•	amend the charter, the bylaws or any similar organizational document;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	issue, sell, or deliver, or agree or commit to issue, sell or deliver any Company securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except (A) for the issuance, delivery or sale of Shares pursuant to Company Stock Based Awards or Company Options outstanding as of 5:00 p.m. Pacific Time on July 14, 2017 or the ESPP, in each case, in accordance with their terms as in effect on the date of the Merger Agreement and as modified by the Merger Agreement, or (B) in connection with agreements in effect on the date of the Merger Agreement;

•	directly or indirectly acquire, repurchase or redeem any securities, except with respect to Company securities pursuant to the terms and conditions of Company Options, Company Restricted Stock or Company RSUs outstanding as of the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement or pay the exercise price of Company Options;

•	acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third party;

•	acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

•	(A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its other wholly owned subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

•	(A) incur, assume or suffer any indebtedness (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; and (2) for loans or advances to direct or indirect wholly owned subsidiaries of the Company; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of direct or indirect wholly owned subsidiaries of the Company; (C) make any loans, advances or capital contributions to, or investments in, any other person, except for advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; or (D) acquire, lease, license, sell, abandon, transfer, assign, guarantee, exchange, mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any lien thereon (other than permitted liens);

•

except (A) in order to comply with applicable law, (B) as required pursuant to the terms of any Company benefit plan in effect on the date of the Merger Agreement or (C) as expressly provided in the Merger Agreement, (1) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any collective bargaining agreement or company benefit plan; (2) grant to any current or former employee, director or other service provider of the Company or any of its subsidiaries whose annual cash compensation exceeds $125,000 any increase in compensation or fringe or other benefits (or, in the case of any such person whose annual compensation does not exceed $125,000, grant any such increase unless done in the ordinary course of business and that is not material, individually or in the aggregate); (3) grant to any current or former employee, director or other service provider of the Company or any of its subsidiaries any increase in change in control, retention, severance or termination pay; (4) enter into any employment, consulting, change in control, retention, severance or termination agreement with any current or former employee, director or other service provider, or any new hire, of the Company or any of its subsidiaries (except for employment agreements with certain authorized new hires, as expressly permitted pursuant to the Company Disclosure Letter); (5) hire any employee; or (6) terminate any employee with an annual compensation in excess of $125,000, other than terminations for cause (as determined by the Company in its reasonable discretion and in accordance with applicable law);

•	increase the aggregate number of employees of the Company in excess of ten employees more than the aggregate number of employees of the Company following the Company’s contemplated reduction of the Company’s workforce announced on January 9, 2017;

•	settle, release, waive or compromise any pending or threatened material legal proceeding or other claim, except for the settlement of any legal proceedings or other claim that is (A) reflected or reserved against in the audited Company balance sheet; (B) for solely monetary payments of no more than $100,000 individually and $250,000 in the aggregate; or (C) settled in compliance with the Merger Agreement;

•	except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices;

•	(A) make or change any material tax election; (B) settle, consent to or compromise any material tax claim or assessment or surrender a right to a material tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment; (D) file an amended tax return that could materially increase the taxes payable by the Company or its subsidiaries; or (E) enter into a closing agreement with any governmental authority regarding any material tax;

•	(A) incur, authorize or commit to incur any material capital expenditures other than (1) consistent with the capital expenditure budget set forth in the Company Disclosure Letter; (2) pursuant to obligations imposed by material contracts; or (3) pursuant to agreements in effect prior to the date of the Merger Agreement and made available to Parent; (B) enter into, modify, amend, extend, fail to perform the terms of or terminate any (1) contract that if so entered into, modified, amended, extended, failed to be performed or terminated would adversely affect the Company and its subsidiaries taken as a whole in any material respect; or (2) material contract except in the ordinary course of business and in a manner that would not adversely affect the Company and its subsidiaries taken as a whole in any material respect; (C) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (E) effectuate a “plant closing,” “mass layoff” (each as defined in the United States Worker Adjustment and Retraining Notification Act) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; (F) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or (G) waive, release, grant, encumber or transfer any right of material value other than in the ordinary course of business;

•

(A) enter into any forward contracts or swaps; (B) sell any future receivables or grant to any person a contingent right to payment, assets, benefits or services in exchange for an upfront cash payment from such person; (C) require or request any advanced payments by customers outside of the ordinary course of business consistent with past practice; (D) modify the Company’s or its subsidiaries’ policies or practices with respect to deposits paid to the Company and its subsidiaries in connection with property subleases or (E) defer any material payment on any Contract of the Company or its subsidiaries outside of the ordinary course of business consistent with past practice;

•	(A) accelerate the receipt of any collections or accounts receivable or cash contributions of any type (other than in the ordinary course of business consistent with past practice); (B) sell or ship products or deliver services ahead of normally maintained schedules or otherwise accelerate sales, in each case in any material respect (including by inducing customers (including advertisers, agencies or distributors) through special payment incentives, discounts, or otherwise to buy products or services in quantities in excess of their current needs) or sell products or services in quantities that are outside of the ordinary course of business relative to the prior year of sales of such products or services or engaged in any practice that could reasonably be considered “channel stuffing” or “trade loading”; or (C) delay or postpone any accounts payable or other payables or expenses (other than in the ordinary course of business consistent with past practice);

•	enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council (except to the extent required by applicable Law);

•	adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to the Merger Agreement; or

•	enter into, authorize any of, or agree or commit to enter into a contract to take any of the actions prohibited by the foregoing.

Transaction Solicitation Period

During the period (which is referred to as the “Transaction Solicitation Period”) beginning on the date of the Merger Agreement and continuing until 11:59 p.m. New York City time on August 16, 2017, the Company and its representatives generally may actively solicit acquisition proposals (as defined below in the section titled “The Merger Agreement—Transaction Solicitation Period”), provide non-public information relating to the Company and its subsidiaries to third parties in connection with soliciting acquisition proposals (subject to entering into an acceptable confidentiality agreement) and participate and engage in discussions or negotiations regarding acquisition proposals.

No Solicitation

From the end of the Transaction Solicitation Period until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company and its subsidiaries, and their respective directors and executive officers, will not, and the Company will not authorize, direct, permit or instruct any of its subsidiaries’ employees, consultants or other representatives to, directly or indirectly:

•	solicit, initiate, propose or induce or knowingly encourage, facilitate or assist any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

•	furnish to any person (other than to Parent, Purchaser or any of their respective designees) any non-public information relating to the Company or any of its subsidiaries or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries (other than Parent, Purchaser or any of their respective designees), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate, or engage in discussions or negotiations, with any person with respect to an Acquisition Proposal or with respect to any inquiries from third persons relating to the making of an Acquisition Proposal;

•	approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

•	enter into any letter of intent, memorandum of understanding, Merger Agreement, acquisition agreement or other contract relating to an Acquisition Transaction (as defined below), other than an acceptable confidentiality agreement; or

•	authorize, resolve or commit to do any of the foregoing.

In addition, the Company has agreed to request the prompt return or destruction of all non-public information concerning the Company or its subsidiaries furnished to any person with whom a confidentiality agreement was entered into at any time prior to the expiration of the Transaction Solicitation Period in connection with its consideration of any Acquisition Transaction.

Notwithstanding these restrictions, under certain circumstances, prior to the adoption of the Merger Agreement by stockholders, the Company may, among other things, following the execution of an Acceptable Confidentiality Agreement, provide non-public information to, and engage or participate in negotiations or substantive discussions with, a person in respect of a written Acquisition Proposal after the date of the Merger Agreement that was not solicited in material breach of the Company’s obligations, as described in the immediately preceding paragraph) if (and only if) the Board of Directors (or a committee thereof) determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to lead to a Superior Proposal, and, in each case, the failure to act in respect of such Acquisition Proposal would be inconsistent with the Board of Directors’ fiduciary duties to stockholders under applicable law.

The Company is not entitled to terminate the Merger Agreement for the purpose of entering into an agreement in respect of a Superior Proposal, unless it complies with certain procedures in the Merger Agreement, including, but not limited to, negotiating with Parent in good faith over a four business day period in an effort to amend the terms and conditions of the Merger Agreement, so that such Superior Proposal no longer constitutes “Superior Proposal” relative to the transactions contemplated by the Merger Agreement, as amended pursuant to such negotiations.

If the Company terminates the Merger Agreement for the purpose of entering into an agreement in respect of a Superior Proposal, the Company must pay a $4.1 million termination fee to Parent; provided, that if such termination occurs prior to the expiration of the Transaction Solicitation Period, then the termination fee shall mean an amount equal to $2.8 million.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Purchaser) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(1)	any direct or indirect purchase or other acquisition by any person or Group (as defined pursuant to Section 13(d) of the Exchange Act), whether from the Company or any other person, of securities representing more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or Group that, if consummated in accordance with its terms, would result in such person or Group beneficially owning more than 15% of the total outstanding voting power of the Company after giving effect to the consummation of such tender offer or exchange offer;

(2)	any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction), license or other acquisition by any person or Group of assets constituting or accounting for more than 15% of the revenue, net income or consolidated assets of the Company and its subsidiaries, taken as a whole, or any transfer of ownership of the Company’s Media Services (as defined in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2016) business by way of transfer of employees, provision of services or otherwise; or

(3)	any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company (or any of its subsidiaries whose business accounts for more than 15% of the revenue, net income or consolidated assets of the Company and its subsidiaries, taken as a whole), where the stockholders of the Company (or such subsidiary) prior to the transaction will not own, directly or indirectly, at least 85% of the Surviving Corporation.

(4)	“Superior Proposal” means any bona fide, written Acquisition Proposal on terms that the Board of Directors (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the Company stockholders (in their capacity as such) than the Merger (taking into account (i) any revisions to this Merger Agreement made or proposed in writing by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Board of Directors (or any committee thereof), including the (A) identity of the person making the proposal; (B) likelihood of consummation in accordance with the terms of such proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

The Board of Directors’ Recommendation; Company Board Recommendation Change

Subject to the provisions described below, the Board of Directors agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable legal requirements, adopt and approve the Merger Agreement.

Prior to the adoption of the Merger Agreement by stockholders, the Board of Directors may not take any action described in the following (any such action, a “Company Board Recommendation Change”):

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company recommendation in a manner adverse to Parent;

•	adopt, approve, recommend or otherwise declare advisable an Acquisition Proposal;

•	fail to publicly reaffirm the Company recommendation within ten (10) business days of the occurrence of a material event or development and after Parent so requests in writing;

•	take or fail to take any formal action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Board (or a committee thereof) to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m. New York City time on the tenth (10th) business day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of the Merger Agreement); or

•	fail to include the Company Board Recommendation in the Schedule 14D-9.

Notwithstanding the restrictions described above, prior to the Acceptance Time, the Board may effect a Company Board Recommendation Change if (1) there has been an Intervening Event (as defined below); or (2) the

Company has received a bona fide, written Acquisition Proposal, whether during or after the Transaction Solicitation Period, that the Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and which did not result from any material breach of the Company’s obligations as described in the foregoing section, in each case, to the extent a failure to effect a Company Board Recommendation Change would be inconsistent with the Board fiduciary obligations under applicable law.

The Board may only effect a Company Board Recommendation Change for an Intervening Event if:

•	the Company has provided prior written notice to Parent at least two business days in advance to the effect that the Board (or a committee thereof) has (1) so determined; and (2) resolved to effect a Company Board Recommendation Change pursuant to Merger Agreement, which notice must describe the applicable Intervening Event in reasonable detail; and

•	prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such two business day period, have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the Board (or a committee thereof) no longer determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable law; and (2) permitted Parent and its Representatives to make a presentation to the Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation).

In addition, the Board may only effect a Company Board Recommendation Change in response to a bona fide, written Acquisition Proposal that the Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal if:

•	the Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law;

•	the Company has provided prior written notice to Parent at least four business days in advance to the effect that the Board (or a committee thereof) has (1) received a bona fide written Acquisition Proposal that has not been withdrawn; (2) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (3) resolved to effect a Company Board Recommendation Change or to terminate the Merger Agreement absent revision to the terms of the Merger Agreement, which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the person of Group of persons making such Acquisition Proposal (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such person or Group of persons that was in effect on the date of the Merger Agreement), the material terms of such Acquisition Proposal and copies of all relevant proposed agreements and financing commitments (to the extent provided to the Company) relating to such Acquisition Proposal;

•	prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the two business day notice period describe above, has: (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives to make a presentation to the Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); and

•	the Company has otherwise complied in all material respects with its obligations pursuant to the Merger Agreement with respect to such Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement, an “Intervening Event” means any effect that (i) as of the date of the Merger Agreement was not known to the Board, or the material consequences of which (based on facts known to the members of the Board as of the date of the Merger Agreement) were not reasonably foreseeable as of the date of the Merger Agreement; and (ii) does not relate (A) to an Acquisition Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account).

Cooperation with Financing

The Company has agreed to use reasonable best efforts, and to cause each of its subsidiaries to use its reasonable best efforts, to provide such Parent and Purchaser with cooperation reasonably requested by Parent or Purchaser to assist in arranging the debt financing (if any) to be obtained by Parent, Purchaser or their respective affiliates in connection with the Offer and the Merger (the “Debt Financing”) (provided that such cooperation is not prohibited by applicable law), including using commercially reasonable efforts to:

•	participate, and cause the senior management and representatives with appropriate seniority and expertise to participate, in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with lenders and rating agencies, and otherwise cooperate with the marking efforts for any of the Debt Financing;

•	assist Parent and the financing sources with the timely preparation of customary (a) rating agency presentations, bank information memoranda and similar documents, and (b) offering documents, prospectuses, memoranda and similar documents, in each case, required in connection with the Debt Financing;

•	solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent required by the financing sources;

•	assist Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the financing sources, and otherwise reasonably facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing;

•	furnish to Parent and Purchaser certain audited and unaudited financial statements;

•	cooperate with Parent to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance as reasonably requested by Parent in order to comply with the reasonable requirements of the financing sources;

•	reasonably facilitate the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens);

•	deliver notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge, and giving any other necessary notices, to allow for the payoff, discharge and termination in full of all indebtedness;

•	provide authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its subsidiaries or securities;

•	take all corporate and other actions, reasonably requested by Parent to (A) permit the consummation of the Debt Financing; and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high-yield debt financing, by the Surviving Corporation or any of its subsidiaries; and

•	promptly furnish Parent and the financing sources with all documentation and other information about the Company and its subsidiaries as is reasonably requested by Parent, in accordance with the requirements of the financing sources, relating to applicable “know your customer” and anti-money laundering rules and regulations.

The areas of cooperation listed in the previous paragraph are subject, in each case, to the proviso that none of the Company or any of its subsidiaries shall be required to:

•	waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the effective time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent;

•	enter into any definitive agreement;

•	give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; or

•	take any action that, in the good faith determination of the Company, (a) would unreasonably interfere with the conduct of the business of the Company and its subsidiaries or (b) create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its subsidiaries.

In addition, (A) no action, liability or obligation of the Company, any of its subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time; (B) except as expressly provided in the Merger Agreement, neither the Company nor any of its subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; (C) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its subsidiaries as the obligor. Nothing shall require (1) (x) any representative of the Company or any of its subsidiaries to execute or deliver any definitive debt documents or any other related documents, certificates or opinions in connection with the Debt Financing or (y) any representative of any of the Company’s subsidiaries to deliver any definitive debt documents or certificates or opinions or take any other action under the Merger Agreement that could reasonably be expected to result in personal liability to such representative; (2) the Board to approve any financing or contracts related thereto; (3) the Company and its subsidiaries to take any action that would conflict with or violate its organizational documents, any applicable laws or result in a violation or breach of, or default under, any agreement to which the Company or any of its subsidiaries is a party; and (4) the Company and its subsidiaries to provide any information (a) the disclosure of which is prohibited or restricted under applicable Law or (b) where access to such information would (i) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (ii) violate or cause a default pursuant to, or give a third person the right terminate or accelerate the rights pursuant to, any contract to which the Company or any of its subsidiaries is a party or otherwise bound. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its subsidiaries in connection with the cooperation.

Directors’ and Officers’ Exculpation, Indemnification and Insurance.

Indemnified Persons. The Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its subsidiaries pursuant to any indemnification agreements between the Company and its subsidiaries and any of its current or former directors or officers (and any person who becomes a director or officer of the Company or its subsidiaries prior to the Acceptance Time) (collectively, the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Acceptance Time. In addition, during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Acceptance Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charter, the bylaws and the other similar organizational documents of the subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

Indemnification Obligation. During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Acceptance Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with the Company and any of its subsidiaries in effect as of the date of the Merger Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company and its subsidiaries or its affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to, at or after the Acceptance Time; and (ii) the Offer or the Merger, as well as any actions taken by the Company, Parent or Purchaser with respect thereto (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Acceptance Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to the relevant section of the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Acceptance Time until such claim is fully and finally resolved. In the event of any such legal proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Acceptance Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification under the Merger Agreement with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such legal proceeding; (C) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such legal proceeding, whether or not the Surviving Corporation elects to control the defense of any such legal proceeding; and (D) no Indemnified Person will be liable for any settlement of such legal proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in the Merger Agreement, none of Parent, the Surviving Corporation or any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by an Indemnified Person pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such legal proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

D&O Insurance. During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Acceptance Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Acceptance Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to the relevant provision of the Merger Agreement, the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Acceptance Time, and in lieu of maintaining the D&O Insurance pursuant to the relevant provision of the Merger Agreement, the Company may (or, if the Parent requests, the Company will) purchase a prepaid “tail” policy (a “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for a Tail Policy does not exceed the Maximum Annual Premium. If the Company purchases a Tail Policy prior to the Acceptance Time, then the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as such Tail Policy is in full force and effect.

Employee Benefits

For a period of one year following the Effective Time, with respect to each individual who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its subsidiaries (including the Surviving Corporation) immediately following the Effective Time (each, a “Continuing Employee”), the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) provide each Continuing Employee with (i) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee under an applicable Company benefit plan in effect as of the date of the Merger Agreement and provided to Parent prior to the date of the Merger Agreement, (ii) base compensation that is no less favorable than the base compensation provided by the Company and its subsidiaries to such Continuing Employee as of the date of the Merger Agreement and (iii) group medical, dental, vision, life, accidental death and dismemberment and disability benefits (“Group Welfare Benefits”) that are, in the aggregate, substantially comparable to those provided by the Company and its subsidiaries to such Continuing Employee as of the date of the Merger Agreement (unless the costs to the Company or its affiliates to provide such Group Welfare Benefits materially increase, in which case, Continuing Employees will be provided Group Welfare Benefits that are, in the aggregate, substantially comparable to the Group Welfare Benefits provided by Parent and its affiliates to their similarly situated employees).

Efforts to Close the Transaction; Regulatory Undertakings

Under the Merger Agreement, Parent, Purchaser and the Company agreed to use reasonable best efforts to take all actions as soon as practicable and assist and cooperate with the other parties, in each case as necessary, proper and advisable pursuant to applicable law or otherwise to consummate the Merger. Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to certain regulatory filings, notices of certain events, public announcements, access to information, employee matters and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company:

•	if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger will be in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger and has become final and non-appealable; or (ii) any law is enacted, entered, enforced or deemed applicable to the Offer or the Merger that prohibits, makes illegal or enjoins the consummation of the Offer or the Merger, except that the right to terminate the Merger Agreement as described in this paragraph will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

•	if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer by 11:59 p.m. New York City time, on January 17, 2018 (the “Termination Date”); except that the right to terminate the Merger Agreement pursuant to this clause will not be available to (i) any party whose failure to fulfill any obligations under the Merger Agreement will have entitled the other party to terminate the Merger Agreement as described in this paragraph; or (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of the Merger Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions of the Offer prior to the Termination Date; or (B) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; or

•	if at any expiration of the Offer on or after October 17, 2017 all of the Offer Conditions have been satisfied or waived (or are capable of being satisfied as of such expiration of the Offer) other than the Minimum Condition; provided that the right to terminate the Merger Agreement will not be available to (i) any party whose failure to fulfill any obligations under the Merger Agreement will have entitled the other party to terminate the Merger Agreement as described in this paragraph.

•	By Parent:

•	if the Company has breached or failed to perform in any material respect its covenants or other agreements contained in the Merger Agreement such that the condition to the Offer set forth in clause (5) of Section 15—“Certain Conditions of the Offer,” would not be satisfied as of the date of such breach, or (ii) any of the representations and warranties of the Company set forth in the Merger Agreement have become inaccurate in any material respect such that the conditions to the Offer set forth in clause (4) of Section 15—“Certain Conditions of the Offer” would not be satisfied as of the date of such inaccuracy, except that, in the case of each of clauses (i) and (ii), if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, Parent will not be entitled to terminate the Merger Agreement pursuant to this clause prior to the delivery by Parent to the Company of written notice of such breach, failure to perform or inaccuracy, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate the Merger Agreement pursuant to this clause and the basis for such termination, it being understood that Parent will not be entitled to terminate the Merger Agreement if such breach, failure to perform or inaccuracy has been cured prior to termination (to the extent capable of being cured); or

•	if prior to the Acceptance Time, the Board (or a committee thereof) has effected a Company Board Recommendation Change, except that Parent’s right to terminate the Merger Agreement pursuant to this clause will expire at 5:00 p.m., New York City time, on the 10th Business Day following the date on which such right to terminate first arose.

•	By the Company:

•	if (i) Parent or Purchaser has breached or failed to perform in any material respect its respective covenants or other agreements contained in the Merger Agreement, or (ii) any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement have become inaccurate, which inaccuracy would have a Parent Material Adverse Effect, except that, in the case of each of clauses (i) and (ii), if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, the Company will not be entitled to terminate the Merger Agreement prior to the delivery by the Company to Parent of written notice of such breach, failure to perform or inaccuracy, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate the Merger Agreement and the basis for such termination, it being understood that the Company will not be entitled to terminate the Merger Agreement if such breach, failure to perform or inaccuracy has been cured prior to termination (to the extent capable of being cured); or

•	if (i) the Company has received a Superior Proposal; (ii) the Board (or a committee thereof) has authorized the Company to enter into a binding alternative acquisition agreement reflecting the key terms of the Acquisition Transaction contemplated by that Superior Proposal and such key terms are sufficient without any additional terms or conditions to constitute a Superior Proposal; (iii) the Company pays, or causes to be paid, to Parent or its designee the Termination Fee; and (iv) the Company has complied in all material respects with its non-solicitation obligations and its obligations with respect to such Superior Proposal.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect (subject to certain designated provisions of the Merger Agreement which survive, including provisions relating to expenses, the termination fees and specific performance, among others). However, no party is relieved by such termination of any liability for any willful and material breach of the Merger Agreement.

Termination Fees

The Company has agreed to pay Parent a termination fee in the amount set forth below in certain circumstances described below:

•

if (i) the Merger Agreement is validly terminated by (A) by Parent or the Company if the Offer has been expired or terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered on or before the Termination Date, (B) by Parent or the Company because at the expiration of the Offer on or after October 17, 2017, all the Offer Conditions have been satisfied or waived other than the Minimum Condition, or (C) by Parent because of uncured material breach of representations, warranties or covenants pursuant to the Merger Agreement, (ii) at the time of such termination, the conditions set forth in clause (1) and (3) of Section 15—“Certain Conditions of the Offer” have been satisfied or are capable of being satisfied and, in the case of a termination pursuant to clause (C), the Company does not have a right to terminate the Merger Agreement pursuant to because of an uncured material breach by Parent or Purchaser of representations, warranties or covenants pursuant to the Merger Agreement; (iii) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement pursuant to clauses (A), (B) or (C), an Acquisition Proposal has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and (iv) within one year of the termination of the Merger Agreement pursuant to clauses (A), (B) or (C), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company will, concurrently with the consummation of such Acquisition

Transaction, pay or cause to be paid to Parent or its designee an amount equal to $4,100,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of determining whether the Termination Fee is payable pursuant to the provisions described in this paragraph, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

•	if the Merger Agreement is validly terminated by Parent because of a Company Board Recommendation Change, then the Company must within two Business Days following such termination pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because the (i) the Company has received a Superior Proposal; (ii) the Board (or a committee thereof) has authorized the Company to enter into a binding alternative acquisition agreement reflecting the key terms of the Acquisition Transaction contemplated by that Superior Proposal and such key terms are sufficient without any additional terms or conditions to constitute a Superior Proposal; (iii) the Company pays, or causes to be paid, to Parent or its designee the Termination Fee; and (iv) the Company has complied in all material respects with its non-solicitation obligations and its obligations with respect to such Superior Proposal, then the Company must concurrently with such termination pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that if such termination occurs prior to the expiration of the Transaction Solicitation Period, then the Termination Fee shall mean an amount equal to $2,800,000.

Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger and the Offer will be paid by the party incurring such cost or expense. Notwithstanding the foregoing, the Company, its subsidiaries and its and their respective representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing or the provision of information utilized in connection therewith. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its subsidiaries in connection with the cooperation of the Company and its subsidiaries with the Parent’s efforts to obtain debt financing.

Specific Performance

The parties have agreed that irreparable damage would occur, for which monetary damages would not be an adequate remedy, in the event that any of the provisions of the Merger Agreement are not performed by the other party in accordance with the terms thereof or are otherwise breached. Each party is therefore entitled, in addition to any other remedy to which it is entitled at law or in equity, to specific performance and the issuance of injunctive and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof. The parties further agreed to waive any right for the securing or posting of any bond or other security in connection with the obtaining of any injunction or enforcement.

Limitations of Liability

Other than (i) for financial obligations pursuant to the terms of the Merger Agreement or the Equity Commitment Letter that may be specifically enforced in accordance with the terms of the Merger Agreement, and (ii) in the case of a willful breach of the Merger Agreement by Parent or Purchaser or the Equity Commitment Letter by VC IV, under no circumstance will the collective monetary damages payable by Parent, Purchaser or any of their affiliates for breaches under the Merger Agreement or the Equity Commitment Letter exceed in the aggregate for all such breaches an amount equal to $16,300,000, plus the indemnification and expense reimbursement obligations of Parent and Purchaser in connection with any costs and expenses incurred or losses suffered by the Company in connection with its cooperation in the arrangement of the the Debt Financing (including reasonable attorney’s fees and costs to enforce the Merger Agreement) (the “Parent Liability Limitation”). “Willful breach” for purposes of the foregoing sentence means a material breach that is the consequence of an act or omission with the actual knowledge or intention that the taking of such act or omission would, or would be reasonably likely to, constitute a material breach of the Merger Agreement or the Equity Commitment Letter. Notwithstanding anything to the contrary in the Merger Agreement or the Equity Commitment Letter, in order for the exception in the foregoing clause (ii) to be permitted with respect to a claim of monetary damages in respect to any willful breach, the Company has first sought and was unsuccessful in obtaining a specific performance remedy to address such claim of willful breach. In no event will any of the Company or its affiliates seek or obtain, nor will they permit any of their representatives to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against Parent, Purchaser, VC IV or Parent’s affiliates, and in no event will the Company or any of its subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against Parent or its affiliates for, or with respect to, the Merger Agreement, the Equity Commitment Letter, or the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure.

You will find a description of the Equity Commitment Letter in Section 9—“Source and Amount of Funds.”

Amendment

Subject to applicable law, any provision of the Merger Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company (pursuant to authorized action by the Board (or a committee thereof); provided that certain provisions relating to the financing sources may not be amended, modified or altered without the prior written consent of the financing sources.

Governing Law

The Merger Agreement is governed by Delaware law.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Per Share Amount. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Amount.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Acceptance Time, Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease, and the Company will be the Surviving Corporation. The directors and officers of the Surviving Corporation will, from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Purchaser and Parent are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, Parent and its affiliates intend to conduct a comprehensive review and develop an integration plan with a goal of building a leading multi-channel marketing platform for agencies and brands. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and Parent, Purchaser and the Surviving Corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

As of the date of this Offer to Purchase, none of Parent or any of its affiliates has had discussions with, or entered into any agreement with, the Company’s directors or executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. Prior to or following the closing of the Offer and the Merger but only after the completion of the “go shop” period described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, however, Parent or Purchaser or their respective affiliates may have discussions with, and may enter into agreements with, certain executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause the Company to delist the Shares from the Nasdaq.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of the Company or any subsidiary of the Company (other than dividends or distributions paid in cash from a direct or indirect wholly owned subsidiary of the Company to the Company or another direct or indirect wholly owned subsidiary).

15. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Time in connection with the Offer in the event that any of the following conditions will not be satisfied prior to such expiration of the Offer:

(1)	the waiting periods (and any extensions thereof), if any, applicable to the Offer and the Merger pursuant to the HSR Act and the ARC will have expired or otherwise been terminated, and all requisite consents pursuant thereto (if any) will have been obtained;

(2)	the Minimum Condition will have been satisfied;

(3)	no governmental authority of competent jurisdiction will have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions that are in effect as of immediately prior to the expiration of the Offer, in each case that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger;

(4)

the representations and warranties of the Company (i) set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Corporate Power; Enforceability), Section 4.3(b) (Fairness Opinion), Section 4.3(c) (Anti-Takeover Laws), Section 4.4 (Stockholder Approval), clauses (vi) and (vii) of Section 4.7 (Company Capitalization), the second sentence of Section 4.12(a) (No Company Material Adverse Effect) and Section 4.25 (Brokers) of the Agreement that (A) are not qualified by Company Material Adverse Effect will be true and correct in all material respects as of the date of the Agreement and as of expiration of the Offer as if made at and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date and (B) that are qualified by Company Material Adverse Effect will be true and correct (without disregarding such Company Material Adverse Effect qualifications) as of the expiration of the Offer as if made at and as of the date of the Agreement and as of expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); (ii) set forth in Section 4.7(a) (Company Capitalization), Section 4.7(b) (Company Capitalization), and Section 4.7(c) (Company Capitalization) (other than clauses (vi) and (vii) thereof) will be true and correct as of 5:00 p.m. Pacific Time on July 14, 2017 and as of immediately prior to the expiration of the Offer as if made at as of immediately prior to the expiration of the Offer, except for such failures to be true and correct that would not reasonably be expected to result in additional cost, expense or liability to Parent or Purchaser, individually or in the aggregate, that is more than $250,000; and (iii) set forth in the Merger Agreement, other than as described in clauses (i) and (ii), will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of the Agreement and as of the expiration of the Offer as if made at and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct (subject to any such qualification) that would not have a Company Material Adverse Effect;

(5)	the Company will have performed and complied in all material respects with all covenants and obligations of the Merger Agreement required to be performed and complied with by it at or prior to the expiration of the Offer;

(6)	no Company Material Adverse Effect will have occurred since the date of the Agreement that is continuing as of the expiration of the Offer;

(7)	the Merger Agreement will not have been terminated in accordance with its terms; and

(8)	Parent shall have received a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the date of the expiration of the Offer, certifying that the conditions set forth in Sections (4) and (5) of this Section 15—“Certain Conditions of the Offer” have been satisfied in accordance with the terms thereof.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, to the extent permitted by applicable law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Time in the sole discretion of Purchaser or Parent (except for the conditions set forth in Sections (1), (2), (3) and (7) of this Section 15, which may not be waived without the prior written consent of the Company). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought.

While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has approved the Merger Agreement, the Tender Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated. The Company must file its own Pre-merger Notification and Report Form within ten (10) calendar days of the filing by Parent. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 26, 2017, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on August 10, 2017, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receive a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

German Federal Cartel Office Filing. Under the German Act against Restraints of Competition (“ARC”), acquisitions that are subject to merger control may not be consummated unless the German Federal Cartel Office (“FCO”) has cleared the acquisition or the relevant waiting period of one month (first phase) or four months (first and second phase together) have expired after submission of a complete notification and without the FCO having prohibited the transaction. The purchase of Shares pursuant to the Offer is subject to such German merger control. Parent filed the merger notification with the FCO in connection with the purchase of Shares in the Offer and the Merger on July 25, 2017. The waiting period will expire at 11:59 p.m. Central European Time on August 25, 2017, unless earlier terminated by the FCO or unless the review period is extended. The waiting period may be extended into a second phase, expiring at 11:59 p.m. Central European Time on November 25, 2017, and may be further extended if (i) the parties agree to the extension of the review period, (ii) the parties have not fully, correctly or timely complied with a request for additional information by the FCO, (iii) a person authorized to accept service in Germany is no longer appointed or (iv) the parties have offered conditions and obligations for the first time. The proceedings by the FCO may be restarted if the parties to the transaction voluntarily withdraw the filing and re-file their notification. Parent and Purchaser do not believe that the consummation of the Offer will result in a violation of any applicable antitrust and merger control laws. However, there can be no assurance that (i) a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be or that (ii) a conditional or unconditional clearance under merger control laws, will be granted.

17. Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group and their affiliates are set forth below. All individuals listed below are United States citizens except Mark Grether, who is a citizen of Germany and a legal permanent resident of the United States.

Fuel Acquisition Co., a Delaware corporation (“Purchaser”), is a wholly owned subsidiary of Sizmek Inc., a Delaware corporation (“Parent”), which is affiliated with Vector Capital IV, L.P (“VC IV”), Vector Capital V, L.P. (“VC V”) and Vector Solomon Holdings (Cayman), L.P. (“Solomon L.P.”). VC IV has committed to provide the Equity Financing pursuant to the Equity Commitment Letter. VC V does not currently hold an equity interest in Parent, but is expected to fund a portion or all of the Equity Financing. Following the provision of the Equity Financing and assuming such funding by VC V, Parent will be directly or indirectly owned by VC IV, VC V and Solomon L.P.

Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), is the sole general partner of VC IV. Vector Capital, Ltd., a Cayman Islands limited liability exempt company (“VC Ltd.”), and Vector Capital, L.L.C., a Delaware limited liability company (“VC”), are general partners of VCP IV.

Vector Capital Partners V, L.P., a Cayman Islands limited partnership (“VCP V”), is the sole general partner of VC V. Vector Capital Partners V, Ltd (Cayman), a Cayman Islands limited liability exempt company (“VCP V Ltd”), is the sole general partner of VCP V.

Alexander R. Slusky is the owner of VC and his principal employment is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership (“VCM”, and together with VC IV, VC V, Solomon L.P., VCP IV, VC Ltd, VC, VCP V and VCP V Ltd, the “Vector Entities”), which is principally engaged in the business of managing a portfolio of funds, including the Vector Entities.

The principal office address of each of Parent and Purchaser is 500 West Fifth Street, Suite 900 Austin, Texas 78701. The telephone number at the principal office of each of Parent and Purchaser is 512-469-5900. The principal office address of each of the Vector Entities is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The telephone number at the principal office of each of Vector Entities is 415-293-5000.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Alex Beregovsky	Director of Purchaser, Parent and Solomon LP

Mr. Beregovsky joined Vector in 2010. His areas of expertise include internet, marketing and technology-enabled services as well as certain vertical markets, such as energy and financials. He currently sits on the Boards of Triton Digital and WatchGuard Technologies. Prior to joining Vector, Mr. Beregovsky was at Viking Global Investors, a leading international long / short equity fund.

Previously, Mr. Beregovsky was an Associate at Francisco Partners, where he focused on large-scale and middle market buyouts in software, hardware, services and semiconductor sectors. Prior to Francisco Partners, Mr. Beregovsky was an Analyst in the Financial Institutions Group at Banc of America Securities, where he worked on M&A and

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

financings for banks, diversified finance, insurance, asset management and financial technology firms. Previously, Mr. Beregovsky was a Quantitative Strategies Consultant at Goldman Sachs, designing systems for the Program Trading Group.

Mr. Beregovsky received his MBA from the Stanford Graduate School of Business and holds a B.A. in mathematics, economics and computer science from New York University.

Alex Kleiner	Director of Purchaser, Parent and Solomon LP

Mr. Kleiner joined Vector in 2010. He sits on the Boards of VFO, Triton Digital, and 20-20 Technologies and was actively involved in Vector’s investments in Tidel Engineering and SafeNet. Previously, Mr. Kleiner worked at OpenView Venture Partners where he evaluated expansion stage enterprise software companies. He began his career in the Mergers & Acquisitions Group at Merrill Lynch in New York, advising clients primarily in the telecommunications, technology and healthcare industries.

Mr. Kleiner graduated from Yale University with a B.A. in History and received his MBA from the Harvard Business School.

Mark Grether	Director, Chief Executive Officer and President of Parent and Purchaser

Dr. Grether has been Executive Chairman of Sizmek since February 2017. His areas of expertise include marketing, digital media and advertising

Prior to Sizmek, Dr. Grether was the co-founder and global Chief Operating Officer of WPP’s Xaxis, a programmatic media company. Prior to Xaxis, Dr. Grether was Global Development Director of GroupM, a media investment group. Dr. Grether also spent time in academia, teaching at the University of Applied Sciences Worms in Germany after receiving his PhD in Marketing from the University of Mannheim in Germany.

Dr. Grether has an MBA from the University of Mannheim, an MA in Marketing from the University of Florida and a PhD from the University of Mannheim.

Kenneth J. Saunders	Chief Financial Officer and Secretary of Parent and Purchaser

Mr. Saunders has been Chief Financial Officer of Sizmek since October 2014. His areas of expertise include corporate finance and technology companies.

Prior to Sizmek, Saunders was a Partner at Black Dragon Capital, where he served as Chief Financial Officer of two portfolio companies he helped establish: Fortress Risk Management and Payveris. Prior to those roles, he was Chief Financial Officer of BeyondTrust Software. Saunders joined BeyondTrust from Bazaarvoice, Inc., where he was the company’s first Chief Financial Officer.

Mr. Saunders has a BS in accounting and finance from Widener University.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Andrew M. Hepburn, Jr.	Assistant Secretary of Parent VP Legal of Parent	Mr. Hepburn has been Assistant Secretary of Sizmek since April 2017. He currently serves as VP Legal of Sizmek and has served as in-house counsel for Sizmek since its formation in November 2013. He joined Digital Generation, Inc., Sizmek’s predecessor in interest, in April 2012.
Alexander Slusky	Owner of Vector Capital L.L.C., a Delaware limited liability company Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership

Mr. Slusky founded Vector in 1997. His areas of expertise include infrastructure and applications software, internet services, corporate spinouts, and technology buyouts.

Mr. Slusky currently serves on the Boards of Saba Software, Cambium Networks, Corel Corporation, and WatchGuard Technologies. Mr. Slusky was previously a Director of Technicolor S.A., SafeNet, RAE Systems, Register.com, Savi Technology, LANDesk Software, and NetGravity. Mr. Slusky also serves on the investment committee of the Vector Credit Opportunity Fund.

Prior to Vector, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a portfolio of public and private technology investments. Before joining Ziff Brothers, Mr. Slusky was at New Enterprise Associates (NEA), focusing on venture investments in software, communications, and digital media. Prior to NEA, Mr. Slusky was a consultant at McKinsey & Company and a product manager at Microsoft Corporation.

Mr. Slusky has a B.A. in Economics from Harvard University, and an MBA from the Harvard Business School.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

For Eligible Institutions Only:

(617) 360-6810

For Confirmation Only Telephone:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders May Call Toll-Free: (888) 785-6709

Banks & Brokers May Call: (212) 297-0720

Email: info@okapipartners.com